Exhibit 12.1

CAMPUS CREST COMMUNITIES, INC. AND

CAMPUS CREST COMMUNITIES PREDECESSOR

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	The Company										Predecessor
									Period October 19,		Period January 1,
	Year Ended		Year Ended		Year Ended		Year Ended		2010 through		2010 through
	December 31,		December 31,		December 31,		December 31,		December 31,		October 18,
(dollars in thousands)	2014		2013		2012		2011		2010(1)		2010(1)
Earnings:
Income (loss) from continuing operations before taxes, noncontrolling interests and equity in earnings (losses) of unconsolidated entities	$(148,139	)(2)	$3,749		$6,505	(3)	$1,122	(4)	$(1,253	)(5)	$(19,563)
Add: Fixed charges	34,669		22,424		18,044		8,838		2,324		19,464
Add: Distributions of earnings of unconsolidated entities	502		17		766		-		-		-
Add: Amortization of capitalized interest(6)	257		191		113		53		1		113
Less: Capitalized interest	(6,313)		(3,272)		(2,385)		(1,950)		(175)		(85)
Total earnings (loss)	$(119,024)		$23,109		$23,043		$8,063		$897		$(71)

Combined fixed charges and preferred stock dividends:
Interest expense	$16,156		$12,969		$11,545		$6,888		$2,149		$19,379
Capitalized interest	6,313		3,272		2,385		1,950		175		85
Dividends on preferred stock(7)	12,200		6,183		4,114		-		-		-
Combined fixed charges and preferred stock dividends	$34,669		$22,424		$18,044		$8,838		$2,324		$19,464

Ratio of earnings to combined fixed charges and preferred stock dividends(8)	0	x	1.03	x	1.28	x	0.91	x	0.39	x	0	x

(1)	The Company’s initial public offering was completed October 19, 2010.
(2)	Includes impairments of pre-development costs, unconsolidated joint ventures, and other assets of approximately $104.8 million, severance of approximately $6.2 million, and non-cash loss of approximately $33.4 million in connection with not exercising the Copper Beech purchase option, which if excluded would result in a ratio of earnings to fixed charges of 0.73x.
(3)	Includes non-cash gain of approximately $6.6 million recognized in connection with the acquisition of the Company’s joint venture partner's interest in The Grove at Moscow and The Grove at Valdosta, which if excluded would result in a ratio of earnings to fixed charges of 0.91x.
(4)	Includes non-cash gain of approximately $3.2 million recognized in connection with the acquisition of the Company’s joint venture partner's interest in The Grove at Huntsville and The Grove at Statesboro, which if excluded would result in a ratio of earnings to fixed charges of 0.61x.
(5)	Includes non-cash gain of approximately $0.6 million recognized in connection with the acquisition of The Company’s joint venture partner's interest in The Grove at San Marcos, which if excluded would result in a ratio of earnings to fixed charges of 0.53x.
(6)	Represents an estimate based on the Company's and the Predecessor's established depreciation policies and an analysis of capitalized interest.
(7)	The Company issued preferred stock in February 2012 and October 2013.
(8)	The shortfall of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2014 was approximately $153.7 million. The shortfall of earnings to combined fixed charges and preferred stock dividends for Campus Crest Communities, Inc. for the period October 19, 2010 through December 31, 2010 was approximately $1.4 million and for the Company’s Predecessor for the period January 1, 2010 through October 18, 2010 it was approximately $19.5 million.